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                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                                October 21, 2003
                                                                 Fair Disclosure

                       Change in Representative Director

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Classification                     Representative Director

Change                  Before     Representative Director & CEO : Chang-Bun Yoon
                                   Representative Director & Senior Executive Vice President : In Haeng Lee
                                   (Independent Representative)

                        After      Representative Director & CEO : Chang-Bun Yoon

Ground for change                  In Haeng Lee's resignation from his position as Representative
                                   Director due to personal reasons

Date of shareholders' resolution   October 21, 2003

Others                             - The resignation hereof is conditional upon a successful closing
                                   (expected on October 31, 2003) of the investment pursuant to the Investment
                                   Agrement signed between Hanaro Telecom and the Investors on September 9, 2003.

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